

March 22, 2023

JoAnn Strasser, Esq.
Thompson Hine LLP
41 South High Street, Ste. 1700
Columbus, OH 43215-6101

     Re: <u>Grandeur Peak Global Trust, File Nos. 333-269914; 811-23852</u>

Dear Ms. Strasser:

We have reviewed the registration statement for Grandeur Peak Global Trust (the "Trust"), with respect to Grandeur Peak Emerging Markets Opportunities Fund, Grandeur Peak Global Contrarian Fund, Grandeur Peak Global Explorer Fund, Grandeur Peak Global Micro Cap Fund, Grandeur Peak Global Opportunities Fund, Grandeur Peak Global Reach Fund, Grandeur Peak Global Stalwarts Fund, Grandeur Peak International Opportunities Fund, Grandeur Peak International Stalwarts Fund and Grandeur Peak US Stalwarts Fund (the "Funds"), filed on Form N-1A with the Securities and Exchange Commission on February 22, 2023, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS SUMMARY

Principal Investment Strategies

1. Notwithstanding different management fees charged by the Funds, investors may be confused by the similarity of their principal investment strategies. Is it possible to clarify the disclosure so that investors are better able to choose the Fund(s) that suit them best?

2. The principal investment strategies section of the Funds mentions ESG. In particular, the disclosure states, "The ESG criteria <u>described above</u> (emphasis added) are collectively one of many factors that the Adviser uses as part of its fundamental analysis of a company. In analyzing a company's approach to these ESG criteria, the Adviser assesses a number of factors through a proprietary analytical framework." However, the criteria appear to be missing. The disclosure "described above" states, "This fundamental analysis generally includes a study of the company's financial performance, its management, its competitors,

its industry, its competitive advantage, its approach to <u>environmental, social, and governance (ESG) topics</u> (emphasis added), the geographic region(s) to which it is economically tied, and talking with the management team." There is, however, later disclosure that states, "This analysis may include factors that the Adviser believes are relevant, such as: local economic development priorities, shareholder rights, management oversight and transparency, board membership and structure, accounting standards, environmental policies, social justice policies, and labor relations." Is this the ESG criteria being referenced? If so, please revise the reference accordingly. Otherwise, bolster the disclosure to include a description of the ESG criteria.

3. We note that, "The Fund[s] may invest a significant percentage of [their] assets in a few sectors or regions." If the sectors or regions are known, please disclose them and add the corresponding risks of such sectors or regions.

4. In regard to the Grandeur Peak Global Micro Cap Fund, Grandeur Peak Global Stalwarts Fund, and Grandeur Peak International Stalwarts Fund, the Funds' name includes the term "global or international." Please expressly describe how the Funds will "invest [their] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Funds could include a policy that, under normal market conditions, they will invest significantly (*e.g.*, at least 40% of their assets, unless market conditions are not deemed favorable, in which case the Funds would invest at least 30% of their assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Portfolio Turnover

5. We note that the Funds are described as Predecessor Funds based on a reorganization as of [ ], 2023. Please let us know if you plan to file a Form N-14 and, if not, explain to the staff why it is not required. Also, confirm to the staff that the Funds will not sell using the prospectuses until after the mergers are completed.

ACCOUNTING COMMENTS

6. The "Total Annual Fund Operating Expenses" line item appears twice in the Fees and Expenses table for the Grandeur Peak Global Contrarian Fund. Please confirm in correspondence that the table will be corrected in an amendment.

7. The Total Annual Fund Operating Expenses noted for the Grandeur Peak Global Stalwarts Fund appears to be 1.17%, not 1.16%. Please review the table and confirm in correspondence that the correct amount will be updated in an amendment.

8. The expense example for the Grandeur Peak Global Stalwarts Fund appears to be calculated using the 1.16% total annual fund operating expenses. If the amount of total

annual fund operating expenses changes, please confirm in correspondence that the expense example will be updated.

9. The Total Annual Fund Operating Expenses noted for the Grandeur Peak International Stalwarts Fund appears to be 1.14%, not 1.12%. Please review the table and confirm in correspondence that the correct amount will be updated in an amendment.

10. The expense example for the Grandeur Peak International Stalwarts Fund appears to be calculated using the 1.12%. If the amount of total annual fund operating expenses changes, please confirm in correspondence that the expense example will be updated.

11. The fiscal year end for each of the funds is April 30. If the annual report is more than 245 days past the effective date, both the audited annual and unaudited interim financial statements must be included or incorporated by reference. Please confirm in correspondence that the required financial statements and financial highlights sections of the filing will be updated in a pre-effective amendment.

12. All required financial statements that are incorporated by reference are required to have live hyperlinks to such financial statements on file in EDGAR in accordance with the requirements of the FAST Act. Please confirm in correspondence that live hyperlinks will be included in a pre-effective amendment.

13. Please confirm in correspondence that the required auditor consent will be obtained and filed with a pre-effective amendment.

14. Please confirm in correspondence that the fees presented represent current fees for all of the fee tables presented.

15. Please explain in correspondence what date/estimated time frame the funds are expected to launch.

16. Please confirm in correspondence that the fee table presentation for the Grandeur Peak Global Contrarian Fund is accurate and that the fee cap noted in the disclosure later in the document is 1.35%.

17. Page 86 of the filing notes "The Adviser will be permitted to recapture expenses it has borne through the previous sections of this letter agreement to the extent that a Fund's expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided, however, that such recapture payments do not cause the Fund's expense ratio (after recapture) exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Funds will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred. The Expense Agreement may not be terminated or modified prior to August 31, 2024, except with the approval of the Fund's Board of Trustees." The fee table for Grandeur

Peak Global Contrarian Fund notes "Total Annual Fund Operating Expenses" are 1.32%. Please explain in correspondence:

    a. Whether the Adviser is able to recapture expenses immediately given that the fund is below the expense cap and

    b. Define what "later periods" means with regard to this fund.

18. Please confirm in correspondence that disclosures regarding expenses, fee waivers, and recoupments have been accurately reflected for the fee table for the Grandeur Peak Global Contrarian Fund in accordance with Form N-1A, Instruction 3(e) to Item 3.

19. Please provide the name of the independent registered public accounting firm in correspondence.

GENERAL COMMENTS

20. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

21. Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 ("Securities Act"). Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

22. We remind you that the Trust and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah L. O'Neal

Deborah L. O'Neal
Senior Counsel

cc: Keith A. OConnell, Branch Chief
        Michael J. Spratt, Assistant Director